February 13, 2024

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	John Coleman

Dear Sirs:

	Re:	Enertopia Corp. ("we", "us", "our", the "Company") Form 10-K for the Fiscal Year Ended August 31, 2023 File No. 000-51866 Filed November 29, 2023

We write in response to your letter of January 23, 2024 regarding the above referenced annual report.  For your ease of reference, our responses to your comments are numbered in a corresponding manner:

1. We note your disclosures on pages 4 and 6, indicating that your focus on building shareholder value involves your Nevada Lithium claims, and that you completed a drill program in June 2022 and a second phase drill program in April 2023. We see that you have utilized Form 8-K to  provide various updates, including sampling results, pertaining to your exploration activities, and have recently obtained and posted a 43-101 technical report on your website. We also note that your exploration expenses during your most recently completed fiscal year represented about 38% of total expenses.

Based on the forgoing, it appears that your mining operations are material to your business, considering the guidance in Item 1301(c) of Regulation S-K, and that you would therefore need to comply with Subpart 1300 of Regulation S-K, applicable pursuant to Item 2 of Form 10-K and Instruction 3 to Item 102 of Regulation S-K.

Please amend your filing to provide the information required by Items 1303, 1304, and 1305 of Regulation S-K, including exploration results and exploration activity associated with your various drill programs, to the extent applicable and material to investors, consistent with paragraph (g)(4) to Item 1304.

Please understand that while a technical report summary is not required for exploration results, the required information must be based on and accurately reflect information and supporting documentation prepared by a qualified person, consistent with the guidance in Item 1302(a)(1) of Regulation S-K.

Response: The Company has filed an amended Form 10-K to include the information  required by Items 1303, 1304, and 1305 of Regulation S-K, and such information is based on and accurately reflects information and supporting documentation prepared by a qualified person, consistent with the guidance in Item 1302(a)(1) of Regulation S-K.

However, the Company is not of the view that its sole mineral property should be considered "material" as per the guidance in Item 1301 of Regulation S-K, which states:

(c) When determining whether its mining operations are material, a registrant must:

(1) Consider both quantitative and qualitative factors, assessed in the context of the registrant's overall business and financial condition.

We have considered the following quantitative and qualitative factors which in our view support our finding of our property interest in not being material:

Quantitative Factors:

Expenditures on our Clean Energy Technology side in FY 2022 were $808,800 and in FY 2023 were $228,720 including patent attorney fees. While our expenditures on our West Tonopah (WT) Lithium Project were $212,348 in FY 2022 and $464,665 in FY 2023. The increase in expenditures was due to following up on the 2022 drilling program, which was a one-time, non-recurring expense.

In our 10K for FY 2024 expenditure estimates were for $180,000 on technology expenditures, including Lithium technology extraction and only $60,000 on mineral exploration for potential exploration projects. Our expected expenditures on the WT Project in FY 2024 are for core storage and BLM and County fees totaling an estimated $25,000 for our yearly holding costs.

Based on the expenditures historically and those expected in the future the WT mineral project is an asset but clearly not a material property of the Company in the overall context.

Qualitative Factors:

The Company has three consultants working on the clean energy side on a monthly basis and periodically allocates additional human resources to the technology side of operations.  In contrast, the Company has no consultants working on the WT Project and management's time and attention to the project is nominal.

In addition, the Company's listing on the Canadian Securities Exchange in Canada is under the Technology sector and the Company's listing category is not as a mining/mineral exploration company.

Yours truly,

ENERTOPIA CORP.

Per:	/s/ Robert McAllister
Robert McAllister
Chief Executive Officer